Certificate of Notification

                                    Filed by

                              GEORGIA POWER COMPANY

         Pursuant to an order of the Securities and Exchange Commission dated June 23, 2005 in the matter of File No. 70-10269.

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         Georgia Power Company hereby certifies to said Commission, pursuant to Rule 24 of the Public Utility Holding Company Act of 1935, as amended, that, as of the end of the second quarter of 2005, it has created no financing subsidiary pursuant to the statement on Form U-1, as amended, in the above matter.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  July 27, 2005                               GEORGIA POWER COMPANY




                                                    By: /s/Wayne Boston
                                                          Wayne Boston
                                                       Assistant Secretary